SECURITIES AND EXCHANGE COMMISSION

14045144

MAR - 4 2014

DIVISION OF TRADING & MARKETS

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SEC FILE NUMBER
8- 10888

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keefe, Bruyette & Woods, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CB 3/11/14

DO 3/18/14

KEEFE, BRUYETTE & WOODS, INC.

(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

KEEFE, BRUYETTE & WOODS, INC.
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Keefe, Bruyette and Woods, Inc:

We have audited the accompanying statement of financial condition of Keefe, Bruyette & Woods, Inc. (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keefe, Bruyette & Woods, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 28, 2014

KEEFE, BRUYETTE & WOODS, INC.

(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	163,484
Financial instruments owned, at fair value:		
Equities		56,632
Other investments		6,035
Total financial instruments owned, at fair value:		62,667
Receivables from clearing broker		4,991
Accounts receivable		16,304
Income taxes receivable		5,926
Fixed assets, at cost, less accumulated depreciation and amortization		7,009
Due from Parent and affiliates		10,277
Goodwill		241,554
Intangible assets, net		15,366
Deferred tax asset, net		56,002
Other assets		1,882
Total assets	$	585,462
Liabilities and Stockholder's Equity		
Liabilities:		
Financial instruments sold, not yet purchased, at fair value	$	46,086
Payable to clearing broker		4,373
Accrued compensation and benefits		48,962
Income taxes payable		4,713
Accounts payable, accrued expenses and other liabilities		13,393
Due to affiliates		5,278
Total liabilities		122,805
Stockholder's equity:		
Additional paid-in-capital		348,013
Retained earnings		114,644
Total stockholder's equity		462,657
Total liabilities and stockholder's equity	$	585,462

See accompanying notes to statement of financial condition.

KEEFE, BRUYETTE & WOODS, INC.
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Notes to Statement of Financial Statement

December 31, 2013

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Basis of Presentation

Keefe, Bruyette & Woods, Inc. (the Company) is principally a broker-dealer in securities and market-maker in certain financial services' stocks and bonds and is subject to regulation and oversight by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers, and other financial institutions. The Company is a wholly owned subsidiary of Stifel Financial Corp. (Stifel or the Parent).

On February 15, 2013, KBW, Inc. was acquired by Stifel, a financial and bank holding company, which holds 100% of the outstanding stock of Stifel, Nicolaus & Company, Incorporated (Stifel Nicolaus), a broker-dealer headquartered in St. Louis, Missouri. Immediately after the merger, the employees of the fixed income institutional brokerage businesses of the Company were transitioned into Stifel Nicolaus. As a result of the merger, the Parent pushed-down goodwill and intangible assets that represented the cost of the acquired business in excess of the fair value of the related net assets acquired, to the Company.

Starting in April 2013, the Company began introducing its securities transactions on a fully disclosed basis to Stifel Nicolaus for clearance and settlement.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statements and these notes including securities valuations, compensation accruals and other matters. Management believes that the estimates used in preparing the Company's statement of financial condition are reasonable. Actual results may differ from these estimates.

(c) Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less. Due to the short-term nature of these instruments, carrying value approximates their fair value.

(d) Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, trading securities owned, investments and trading securities sold, but not yet purchased. Other than those separately discussed in the notes to the financial statements, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "Fair Value Measurement,"

which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

Fair value is generally based on quoted market prices. For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term and the differences could be material. See Note 2 for additional information on how we value our financial instruments.

(e) Fixed Assets

Furniture and other equipment, computer equipment and software are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years.

Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

(f) ***Goodwill and Intangible Assets***

Goodwill represents the cost of acquired business in excess of the fair value of the related net assets acquired that was pushed-down to the Company by Stifel as a result of the merger. Goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, the Company estimates the fair value of its reporting unit (generally defined as the business for which financial information is available and reviewed regularly by management), and compares it to its carrying value. If the estimated fair value of a reporting unit is less than its carrying value, the Company is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected July 31 as its annual impairment testing date.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

(g) ***Income Taxes***

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement and our stand-alone tax liability or receivable are included in the statement of financial condition.

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 6 for further information regarding income taxes.

(2) Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned and financial instruments sold, not yet purchased on the statement of financial condition.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Financial instruments owned

Level 1 financial instruments owned consist of financial instruments whose value is based on quoted market prices, such as listed equities.

The Company has no Level 2 financial instruments at December 31, 2013.

Level 3 is comprised of investments in non-public companies whose fair values are estimated based on multiple valuation techniques, primarily market and income approaches. The valuation methodologies utilized may include significant inputs that are unobservable from objective sources. The Company considers various market inputs and assumptions, such as recently executed transactions, market price quotations, discount margins, market spreads applied, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements.

Other Investments

Level 3 is comprised of limited partnership interests. The valuation methodologies utilized may include significant inputs that are unobservable from objective sources. The Company considers various market inputs and assumptions, such as recently executed transactions, market price quotations, discount margins, market spreads applied, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements.

The fair value of limited partnership interests is determined by using net asset values or capital statements provided by the general partner, updated for capital contributions and distributions, and changes in market conditions up to the reporting date. Unfunded commitments as of December 31, 2013 were $0.4 million. These entities invest primarily in domestic public and private companies operating in the financial services sector. These investments generally cannot be redeemed, unless approved by the general partners. Upon liquidation of the underlying investments prior to the life expectancy/maturity of the funds, management of the funds can elect to make distributions to the limited partners. The time horizon for such distributions is at the discretion of the general partners but should not exceed the time horizon of the fund's life expectancy. It is estimated that these investments would be liquidated approximately ten years following the initial investment date, some with options to extend for up to two one-year periods, ranging from 2017 – 2019. Additional expenses, such as legal and administrative associated with the final liquidation can be incurred. Therefore, it is possible that upon final liquidation of the investments, the final funds distributed could be different from the estimated value of the investment. However, these differences are not expected to be material.

Financial instruments sold, not yet purchased

Financial instruments sold, not yet purchased that are recorded at fair value based on quoted prices in active markets and other observable market data are reported as Level 1. Financial instruments sold, not yet purchased include equity securities listed in active markets.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2013 (in thousands):

Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value:				
Equities	$ 43,676	—	12,956	$ 56,632
Other investments[1]	—	—	6,035	6,035
Total financial instruments owned	$ 43,676	—	18,991	$ 62,667

(1) Consists of limited partnership interests.

Liabilities at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased, at fair value:				
Equities	$ 46,086	—	—	$ 46,086

The trading assets/liabilities categories were reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the Company's statement of financial condition.

The following table provides quantitative information about significant unobservable inputs for Level 3 fair value measurements *(in thousands)*:

Instrument	Fair value at December, 31 2013	Technique	Input	Range (w/avg.)
Equities	$ 12,956	Market comparable companies	Book value multiple	0.8
			Tangible book value multiple	0.8 - 1.1 (1.0)
Other investments	$ 6,035	Market comparable companies	Stock volatility for comparable companies	0.0 - 0.3 (0.1)

Sensitivity of Level 3 Inputs to Fair Value Measurements

The significant unobservable inputs used in the fair value measurement of the Company's Level 3 private equity securities included in the table above were market comparable company performance multiples, including book value and tangible book value multiples. Significant increases (decreases) in any of the market comparable performance multiple inputs in isolation would result in a significantly higher (lower) fair value measurement.

The following table provides a reconciliation of the beginning and ending balances for trading assets measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2013 *(in thousands)*:

Level 3 Financial Assets

	Balance as of December 31, 2012	Total gains (realized and unrealized)	Purchases	Sales	Transfers in (out) of Level 3	Balance as of December 31, 2013
Equities	$ 11,475	$ 1,755	$ 2	$ (276)	$ —	$ 12,956
Other investment	4,404	1,256	375	—	—	6,035
Total Level 3 financial assets	$ 15,879	$ 3,011	$ 377	$ (276)	$ —	$ 18,991

Purchases and sales represent the amount of Level 3 assets that were either purchased or sold during the period. The amounts were recorded on the transaction dates at the transaction amounts.

(3) Fixed Assets

Fixed assets consisted of the following as of December 31, 2013 *(in thousands)*:

Leasehold improvements	$	22,666
Furniture and other equipment		11,917
Computer equipment and software		10,497
Total		45,080
Less accumulated depreciation and amortization		38,071
Total fixed assets, net	$	7,009

(4) Goodwill and Intangible Assets

The carrying amount of goodwill and intangible assets is presented in the following table (*in thousands*):

Goodwill		
Balance at January 1, 2013	$	—
Additions		241,554
Balance at December 31, 2013	$	241,554
Intangible Assets		
Balance at January 1, 2013	$	—
Additions		21,394
Amortization		(6,028)
Balance at December 31, 2013	$	15,366

The additions to goodwill and intangible assets during the year ended December 31, 2013 are attributable to the acquisition of KBW, Inc. by Stifel. See Note 1 for additional information regarding KBW, Inc.'s merger with Stifel. In connection with the merger, the Company recorded identifiable intangible assets, which consisted of customer relationships, trade name and investment banking backlog with acquisition-date fair values of $8.7 million, $7.5 million, and $4.0 million, respectively.

(5) Related Party Transactions

At December 31, 2013, due to affiliates in the accompanying statement of financial condition consist of operating expenses that were paid by affiliates on our behalf. At December 31, 2013, due from Parent and affiliates in the accompanying statement of financial condition primarily consist of amounts owed to the Company by the Parent for pre-acquisition Net Operating Losses that the Parent is able to use on its consolidated tax returns.

During the year ended December 31, 2013, the Company paid a dividend to the Parent in the amount of $4.0 million.

(6) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2013 are as follows *(in thousands)*:

Employee compensation and benefits	$	47,434
Legal contingencies		412
Financial instruments owned, at fair value		755
State NOL carryover		4,208
Federal AMT credit carryover		1,228
Benefit from uncertain tax positions		202
Lease obligation		340
Depreciation		1,528
Goodwill and intangibles		(5,603)
Accrued expenses		5,534
Other		(36)
Total deferred tax assets	$	56,002

The Company believes that realization of the deferred tax asset is more likely than not based upon anticipated future taxable income. Accordingly, there was no valuation allowances recorded against deferred tax assets at December 31, 2013.

Uncertain Tax Positions

As of December 31, 2013, we had accrued interest and penalties of $0.4 million, before benefit of federal tax deduction, included in accounts payable and accrued expenses in the statement of financial condition.

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. The Company files separate income tax returns in certain local jurisdictions. For federal tax purposes, years beginning after 2008 are still open to examination. The federal return is currently under examination for the 2009-2012 tax years and the short-period return for the period ended February 15, 2013. For state and local tax purposes, years beginning after 2005 are still open to examination.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations, but the Company does not expect this change to be material to consolidated financial statements.

(7) Net Capital Requirement

The Company is a registered broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC and FINRA. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. These rules also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum capital requirements are not met.

At December 31, 2013, the Company's regulatory net capital and excess net capital were $75.4 million and $70.6 million respectively.

(8) Commitments and Contingencies

(a) Leases

The Company has non-cancelable operating leases for office space, which expire between 2014 and 2021. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals. Future minimum commitments under these operating leases at December 31, 2013 are as follows *(in thousands)*:

		Lease payments
Year:		
2014	$	4,779
2015		3,084
2016		943
2017		928
2018		752
Thereafter		1,147
	$	11,633

(b) Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2013, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's operating results for any particular period, depending, in part, upon additional developments affecting such matters and the operating results for such period. Legal reserves have been established in accordance with ASC 450, *Contingencies.* Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

(c) Investment Commitments

As of December 31, 2013, the Company had approximately $0.4 million in outstanding commitments for additional funding to a limited partnership investment.

(9) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its principal trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, such as options, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the financial statements. Transactions in listed options and warrants are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

Also in connection with its proprietary trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statement date.

Broker-Dealer Activities

The Company clears securities transactions on behalf of customers through Stifel Nicolaus. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

In addition, the Company has an agreement with Pershing, a subsidiary of Bank of New York Mellon Corporation, whereby Pershing clears securities transactions on a limited basis for the Company, carries customers' accounts on a fully disclosed basis, and prepares various records and reports.

(10) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A substantial portion of the Company's marketable securities are common stock. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

(11) Employee Profit-Sharing and Retirement Plan

The Company has a defined contribution profit-sharing and retirement plan (the Plan) in which all employees are entitled to participate based upon certain eligibility requirements. The Company's profit sharing contribution to the Plan, which is voluntary, was nil for the year ended December 31, 2013. The Plan also contains a 401(k) portion covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) portion. The Company's contribution to the 401(k) portion of the Plan is determined based on 3% of employees' eligible compensation.

(12) Stock-Based Compensation

Our employees participate in several incentive stock award plans sponsored by the Parent that provide for the granting of stock options, stock appreciation rights, restricted stock, performance awards and stock units to our employees. Awards under our company's incentive stock award plans are granted at market value at the date of grant. The awards generally vest ratably over a three- to eight-year vesting period. In addition, our employees participate in the Stifel Nicolaus Wealth Accumulation Plan, as restated, (the SWAP Plan).

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

The SWAP Plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units of the Parent with a 25% matching contribution by our company. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to seven-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

(13) Recent Accounting Developments

Indefinite-Lived Assets Impairment Testing

In July 2012, the FASB issued Update No. 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment," which permits entities to make a qualitative assessment of whether it is more likely than not that an indefinite-lived asset is impaired. If an entity concludes that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it would not be required to perform a quantitative assessment. The update also allows an entity the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 (January 1, 2013 for our company) with early adoption permitted. The adoption of this new guidance did not have a material impact on our statement of financial condition.

(14) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying statement of financial condition was issued, which was February 28, 2014.